FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the Month of June, 2005

                       Commission File Number: 333-122268


                            MASTELLONE BROTHERS INC.
                 (Translation of registrant's name into English)


                            MASTELLONE HERMANOS S.A.
                         E. Ezcurra 365, Piso 2, Of. 310
                       (C1107CLA) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|   Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes: |_|    No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes: |_|    No: |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes: |_|    No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________



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                                TABLE OF CONTENTS


1. English translation of the letter dated June 24, 2005 filed with the Buenos Aires Stock Exchange and the Argentine securities and exchange commission ("Comision Nacional de Valores") regarding the agreement reached with a holder of 11-3/4% Senior Notes due 2008 of Mastellone Hermanos S.A. to exchange such notes for new notes.





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                                                Buenos Aires, June 24, 2005

Buenos Aires Stock Exchange

Dear Sirs,

We address you in order to inform that we have reached an agreement with a bondholder of Mastellone's notes for a face value of US$ 5,390,000, which expire in 2008 and with an 11.75% interest rate (currently in default). As a result, we have agreed to exchange such notes at their par value for other notes, substantially similar to the ones currently in circulation and which were issued as a consequence of our financial debt restructuring process ended in October 2004. The referred notes expire in 2012 and pay an 8% interest rate per annum.

The abovementioned agreement is subject to the approval of the issuance of the new notes by the Argentine National Securities Commission (Comision Nacional de Valores), process that will be filed in the following days.

Yours sincerely,

MASTELLONE HERMANOS S.A.

Rodolfo D. Gonzalez


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MASTELLONE HERMANOS S.A.



Dated: June 28, 2005                    By:   /s/ RODOLFO D. GONZALEZ
                                            ----------------------------------
                                              Name: Rodolfo D. Gonzalez
                                              Title:   Chief Financial Officer